Exhibit 2.2

First Amendment to

Asset Purchase Agreement

FIRST AMENDMENT TO

ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT (this “Amendment”) TO ASSET PURCHASE AGREEMENT is made and entered into to be effective as of this 23rd day of February, 2017, by and among PRGX USA, INC., a Georgia corporation (the “US Purchaser”), PRGX UK LTD., a private limited company incorporated in England and Wales (the “UK Purchaser,” and together with the US Purchaser, the “Purchasers”), COST & COMPLIANCE ASSOCIATES, LLC, a Georgia limited liability company (the “US Company”), COST & COMPLIANCE ASSOCIATES LIMITED, a private limited company incorporated in England and Wales (the “UK Company,” and together with the US Company, the “Companies”), and ROBERT F. DONOHUE, an individual resident of the State of Georgia (the “Member”). The Purchasers, the Companies and the Member are sometimes individually referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Purchase Agreement (as defined below).

WHEREAS, the Parties are parties to that certain Asset Purchase Agreement dated as of October 6, 2016 (the “Purchase Agreement”); and

WHEREAS, the Parties wish to amend and modify the Purchase Agreement in certain respects;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements set forth herein, and for other consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as described below and amend the Purchase Agreement as follows:

1.    Assumed Contracts. Each of Schedule 1.2(c)(i) and Schedule 1.2(c)(iv) to the Purchase Agreement is hereby amended and restated in its entirety as set forth on Schedule 1.2(c)(i) and Schedule 1.2(c)(iv), respectively, as attached to this Amendment.

2.    Excluded Assets. The definition of Excluded Assets is hereby supplemented to include those assets, properties and rights listed on Schedule 1.3 as attached to this Amendment.

3.    Purchase Price. Section 2.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

The aggregate amount to be paid for the Assets (the “Purchase Price”) shall be (a) TEN MILLION DOLLARS ($10,000,000) (the “Closing Cash Amount”), subject to adjustment pursuant to Section 2.3, plus (b) up to EIGHT MILLION DOLLARS ($8,000,000) as Earnout Payments (as defined herein) pursuant to the terms and conditions of Section 2.4. In addition to the foregoing, as consideration for the sale, grant, assignment, transfer and delivery of the Assets, the Purchasers shall assume and discharge the Assumed Liabilities.

First Amendment to

Asset Purchase Agreement

4.    Payment of Purchase Price. Section 2.2 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(a)    On the Closing Date (which shall be the date hereof), the Purchasers shall pay or cause to be paid to the Companies an amount equal to the Closing Cash Amount. Such payment shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall have been designated in writing by the Companies at least three (3) Business Days prior to the Closing Date.

(b)    Subject to any adjustment pursuant to Section 2.3 and any Earnout Payments pursuant to Section 2.4, the Companies and the Member acknowledge that the payment made pursuant to Section 2.2(a) constitutes payment in full of the Purchase Price.

5.    Earnout Payments. Section 2.4 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(a)    For purposes of this Section 2.4, the following definitions shall apply:

(i)    “Adjacent Services” shall mean services provided by Purchaser Parent or its subsidiaries other than RA Services and CC Services. Such services shall include, without limitation, supplier information management services, spend analytics services and cost harmonization services.

(ii)    “Applicable Period” shall mean, as applicable, the First Period or the Second Period. The First Period and the Second Period shall be referred to collectively as the “Earnout Period.”

(iii)    “Base Earnout EBITDA” shall mean, for an Applicable Period, the Base Earnout Revenue for such Applicable Period less operating and other expenses associated with such Base Earnout Revenue (other than interest expense, income tax expense, depreciation expense and amortization expense), all as determined in accordance with the parameters of Schedule 2.4(a)(iii).

(iv)    “Base Earnout Revenue” shall mean, for an Applicable Period, the sum of, without duplication,

(A)    100% of the revenue for such Applicable Period in respect of RA Services, CC Services or Adjacent Services to Non-Overlapping Company Clients,

(B)    100% of the revenue for such Applicable Period in respect of RA Services or CC Services to Overlapping Company Clients to the extent that such services are (1) provided to the business unit, branch or division of such client serviced by the Companies prior to the Closing Date, and (2) within the scope of services provided to such client by the Companies prior to the Closing Date (in each case, as described on Schedule 2.4(a)(xii));

First Amendment to

Asset Purchase Agreement

(C)    100% of the revenue for such Applicable Period in respect of Adjacent Services to Overlapping Company Clients in the event that the engagement for such services is secured primarily as a result of the introduction and sales efforts of the Transferred Employees;

(D)    100% of the revenue for such Applicable Period in respect of RA Services, CC Services or Adjacent Services to Non-Overlapping Company Prospects; and

(E)    the applicable Sharing Percentage of the revenue for such Applicable Period in respect of RA Services, CC Services or Adjacent Services to Overlapping Company Prospects.

Notwithstanding the foregoing, if (1) the applicable rate charged by the Purchaser Parent or its subsidiaries on the Closing Date to an Overlapping Company Client for a service is less than the applicable rate charged by the Companies on the Closing Date to such Overlapping Company Client for the same service and (2) the Purchaser Parent or its subsidiaries agrees to provide such service following the Closing Date to the business unit, branch or division of such Overlapping Company Client serviced by the Companies prior to the Closing Date at the lower rate charged by the Purchaser Parent or its subsidiaries on the Closing Date, then “Base Earnout Revenue” under clause (B) above with respect to such Overlapping Company Client shall be adjusted to reflect the amount that would have been determined thereunder if the applicable rate charged by the Companies on the Closing Date for such service had not been reduced.

(v)    “Base EBITDA Margin” shall mean, for an Applicable Period, a percentage obtained by dividing (A) the Base Earnout EBITDA for such Applicable Period, by (B) the Base Earnout Revenue for such Applicable Period.

(vi)    “CC Services” shall mean contract compliance services provided by Purchaser Parent or its subsidiaries.

(vii)    “First Period” shall mean the period commencing on March 1, 2017 and ending on February 28, 2018.

(viii)    “First Period Base Earnout Revenue” shall mean Base Earnout Revenue for the First Period.

(ix)    “First Period Supplemental Earnout Revenue” shall mean Supplemental Earnout Revenue for the First Period.

(x)    “Non-Overlapping Company Clients” shall mean those clients of the Business specifically listed on Schedule 2.4(a)(x).

(xi)    “Non-Overlapping Company Prospects” shall mean those prospects of the Business specifically listed on Schedule 2.4(a)(xi).

First Amendment to

Asset Purchase Agreement

(xii)    “Overlapping Company Clients” shall mean those clients of the Business specifically listed on Schedule 2.4(a)(xii).

(xiii)    “Overlapping Company Prospects” shall mean those prospects of the Business specifically listed on Schedule 2.4(a)(xiii).

(xiv)    “Purchaser Clients” shall mean those clients of Purchaser Parent or its subsidiaries other than Non-Overlapping Company Clients, Non-Overlapping Company Prospects, Overlapping Company Clients and Overlapping Company Prospects.

(xv)    “Purchaser Parent” shall mean PRGX Global, Inc., a Georgia corporation.

(xvi)    “RA Services” shall mean recovery audit services provided by Purchaser Parent or its subsidiaries.

(xvii)    “Second Period” shall mean the period commencing on March 1, 2017 and ending on February 28, 2019; provided, however, with respect to Supplemental Earnout Revenue, “Second Period” shall mean the period commencing on March 1, 2018 and ending on February 28, 2019.

(xviii)    “Second Period Base Earnout Revenue” shall mean Base Earnout Revenue for the Second Period.

(xix)    “Second Period Supplemental Earnout Revenue” shall mean Supplemental Earnout Revenue for the Second Period.

(xx)    “Sharing Percentage” shall mean, for each Overlapping Company Prospect, the percentage set forth opposite such prospect on Schedule 2.4(a)(xiii). If no such percentage for an Overlapping Company Prospect is designated, then the Sharing Percentage for such prospect shall be 50%.

(xxi)    “Supplemental Earnout Revenue” shall mean, for an Applicable Period, the sum of, without duplication, (a) 100% of the revenue for such Applicable Period in respect of CC Services to Purchaser Clients and (b) 100% of the revenue for such Applicable Period in respect of CC Services to Overlapping Company Clients to the extent such revenue is not includable as Base Earnout Revenue under clause (B) of the definition of Base Earnout Revenue. Notwithstanding the foregoing, (1) if the Member’s employment with Purchaser Parent or any of its subsidiaries terminates during such Applicable Period (other than as a result of a termination by Purchaser Parent or any of its subsidiaries for “Cause”), then Supplemental Earnout Revenue for such Applicable Period shall be deemed to include only such revenue through the month ended immediately prior to the effective termination date and (2) if the Member’s employment with Purchaser Parent or any of its subsidiaries terminates during such Applicable Period as a result of a termination by Purchaser Parent or any of its subsidiaries for “Cause”, then Supplemental Earnout Revenue for such Applicable Period shall be zero. As used

First Amendment to

Asset Purchase Agreement

herein, the terms “Cause” shall have the meaning ascribed to such term in the employment offer letter entered into by and between the US Purchaser and the Member in connection with the transactions contemplated by this Agreement.

(b)    Subject to the terms and conditions of this Section 2.4 (including clause (i) below), following the First Period, if the First Period Base Earnout Revenue is greater than $11,000,000 but not greater than $12,000,000, then the Purchasers shall pay the Companies an amount equal to 100% of the amount by which the First Period Base Earnout Revenue exceeds $11,000,000.

(c)    Subject to the terms and conditions of this Section 2.4 (including clauses (i) and (j) below), following the First Period, if the First Period Base Earnout Revenue is greater than $12,000,000, then the Purchasers shall pay the Companies an amount equal to the sum of (i) $1,000,000 and (ii) 150% of the amount by which the First Period Base Earnout Revenue exceeds $12,000,000. The amount, if any, payable pursuant to Section 2.4(b) or Section 2.4(c), as applicable, is referred to herein as the “First Period Base Earnout Payment.”

(d)    Subject to the terms and conditions of this Section 2.4 (including clause (j) below), following the First Period, then the Purchasers shall pay the Companies an amount (such amount, if payable pursuant to this Section 2.4(d), the “First Period Supplemental Earnout Payment”) equal to the sum of, without duplication, (i) 25% of the First Period Supplemental Earnout Revenue provided pursuant to a contract, statement of work, work order or other written approval authorizing an audit for a specific supplier, in any such case, in effect as of the Closing Date (each, a “25% Audit”) and (ii) 50% of the First Period Supplemental Earnout Revenue provided pursuant to a contract, statement of work, work order or other written approval authorizing an audit for a specific supplier, in any such case, entered into after the Closing Date (it being understood that this clause (ii) shall apply notwithstanding any such specific statement of work, work order or other written approval being issued pursuant to a contract or non-specific statement of work in effect as of the Closing Date) (each, a “50% Audit”).

(e)    Subject to the terms and conditions of this Section 2.4 (including clause (i) below), following the Second Period, if the Second Period Base Earnout Revenue is greater than $23,000,000 but not greater than $28,000,000, then the Purchasers shall pay the Companies an amount equal to 40% of the amount by which the Second Period Base Earnout Revenue exceeds $23,000,000.

(f)    Subject to the terms and conditions of this Section 2.4 (including clauses (i) and (j) below), following the Second Period, if the Second Period Base Earnout Revenue is greater than $28,000,000, then the Purchasers shall pay the Companies an amount equal to the sum of (i) $2,000,000 and (ii) 25% of the amount by which the Second Period Base Earnout Revenue exceeds $28,000,000. The amount, if any, payable pursuant to Section 2.4(e) or Section 2.4(f), as applicable, is referred to herein as the “Second Period Base Earnout Payment.”

(g)    Subject to the terms and conditions of this Section 2.4 (including clause (j) below), following the Second Period, then the Purchasers shall pay the Companies an amount (such amount, if payable pursuant to this Section 2.4(g), the “Second Period Supplemental

First Amendment to

Asset Purchase Agreement

Earnout Payment”) equal to (i) the sum of, without duplication, (A) 25% of the Second Period Supplemental Earnout Revenue provided pursuant to a 25% Audit and (B) 50% of the Second Period Supplemental Earnout Revenue provided pursuant to a 50% Audit, plus (ii) the portion, if any, of the First Period Supplemental Earnout Payment that was not paid by the Purchasers by reason of the applicability of clause (i) of Section 2.4(j) (it being understood that, for such purposes, the First Period Base Earnout Payment shall be deemed to be applied first against the $4,000,000 amount set forth in clause (i) of Section 2.4(j)).

(h)    The First Period Base Earnout Payment, the First Period Supplemental Earnout Payment, the Second Period Base Earnout Payment and the Second Period Supplemental Earnout Payment are each hereinafter referred to, individually, as an “Earnout Payment” and, collectively, as the “Earnout Payments.”

(i)    Notwithstanding anything contained herein to the contrary, if the Base EBITDA Margin for an Applicable Period is less than 20%, then the First Period Base Earnout Payment or the Second Period Base Earnout Payment (as applicable with respect to such Applicable Period) shall be reduced by an amount equal to the difference resulting from the following calculation: (1) 20% of the Base Earnout Revenue for such Applicable Period, minus (2) the Base Earnout EBITDA for such Applicable Period.

(j)    Notwithstanding anything contained herein to the contrary, (i) the maximum amount required to be paid by the Purchasers in respect of the First Period Base Earnout Payment and the First Period Supplemental Earnout Payment shall not exceed, in the aggregate, $4,000,000 and (ii) the maximum amount required to be paid by the Purchasers in respect of all of the Earnout Payments shall not exceed, in the aggregate, $8,000,000.

(k)    By no later than ninety (90) days after the end of each Applicable Period, the Purchasers will prepare and deliver to the Companies a detailed calculation of the Earnout Payment(s), if any, for such Applicable Period (each, a “Preliminary Earnout Calculation Schedule”). The Purchasers shall permit the Companies and the Member and their representatives to have reasonable access to the books, records and other documents (including work papers) pertaining to or used in connection with the preparation of such Preliminary Earnout Calculation Schedule.

(l)    The Companies shall have thirty (30) days following receipt of a Preliminary Earnout Calculation Schedule during which to notify the Purchasers of any dispute of any item contained in such Preliminary Earnout Calculation Schedule, which notice shall set forth in reasonable detail the basis for such dispute. If the Companies do not notify the Purchasers of any dispute within such thirty (30) day period, such Preliminary Earnout Calculation Schedule shall be deemed to be the Final Earnout Calculation Schedule for such Applicable Period. The Purchasers and the Companies shall cooperate in good faith to resolve any dispute as promptly as possible, and upon such resolution, the Final Earnout Calculation Schedule shall be prepared in accordance with the agreement of the Purchasers and the Companies.

First Amendment to

Asset Purchase Agreement

(m)    If the Purchasers and the Companies are unable to resolve any dispute regarding a Preliminary Earnout Calculation Schedule within twenty (20) days (or such longer period as the Purchasers and the Companies shall agree in writing) of notice of a dispute, the Parties shall engage the Arbitrator to resolve all issues having a bearing on such dispute and such resolution shall be final and binding on the Parties. The Parties shall cooperate in good faith to assist the Arbitrator in connection with its work and to provide any information reasonably requested by the Arbitrator in connection therewith as promptly as possible. The Arbitrator shall use commercially reasonable efforts to complete its work within thirty (30) days of its engagement. The expenses of the Arbitrator shall be shared equally by the Companies and the Member, on the one hand, and the Purchasers, on the other hand. The calculation of an Earnout Payment as finally determined pursuant to this Section 2.4 is referred to herein as the “Final Earnout Calculation Schedule.”

(n)    Within five (5) Business Days after the determination of a Final Earnout Calculation Schedule in accordance with this Section 2.4, the Purchasers shall pay to the Companies an amount equal to the applicable Earnout Payment(s), if any, set forth on such Final Earnout Calculation Schedule. Any payment required under this Section 2.4(n) shall be made in cash by the wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient at least three (3) Business Days prior to the applicable payment date.

(o)    The Member and the Companies hereby acknowledge that the achievement of applicable revenue results sufficient to result in any Earnout Payments is uncertain and that the Business and/or the business of Purchaser Parent and its subsidiaries may not achieve such level, and it is therefore not assured that the Companies will be entitled to any Earnout Payments. The Member and the Companies further acknowledge that the Purchasers and/or their Affiliates shall have the right to operate the Business and their respective businesses in a manner that they deem to be in the best interests of the Purchasers and/or their Affiliates and their respective shareholders, and the Member or the Companies will have no right to dispute the determination of any results hereunder based on any claim or allegation that arises out of or relates to the exercise of business judgment by the Purchasers and/or their Affiliates; provided, however, that the Purchasers shall not take or omit to take any action with the intent to reduce, eliminate or avoid the Earnout Payments under this Agreement. The Purchasers shall maintain separate accounting books and records for the Business and CC Services during the Earnout Period. The obligation of Purchasers to make the First Period Base Earnout Payment or the Second Period Base Earnout Payment shall not be conditioned on the continued employment of the Member or any other party.

(p)    For purposes of this Section 2.4, revenue and expenses shall be determined in accordance with GAAP in effect on the Closing Date and, to the extent not in conflict with GAAP in effect as of the Closing Date, consistent with the accounting policies used in the preparation of Purchaser Parent’s financial statements included in the forms, reports, statements and documents filed by Purchaser Parent with the Securities and Exchange Commission since January 1, 2016. Notwithstanding the foregoing, with respect to any Client Contract that is a Non-Assigned Contract, revenue shall be determined on a cash basis during any period prior to the date on which such Client Contract has been assigned to the Purchasers pursuant to the terms and conditions of this Agreement.

First Amendment to

Asset Purchase Agreement

(q)    The Parties agree to cooperate in developing a specific list of 25% Audits within 20 days following the Closing Date.

6.    Updates to Certain Additional Schedules.

(a)    Schedule 2.2 to the Purchase Agreement is hereby deleted in its entirety.

(b)    Schedule 2.4(a)(viii) to the Purchase Agreement (as referenced in the definition of “Non-Overlapping Company Clients”) is hereby deleted and replaced with Schedule 2.4(a)(x) as attached to this Amendment.

(c)    Schedule 2.4(a)(ix) to the Purchase Agreement (as referenced in the definition of “Non-Overlapping Company Prospects”) is hereby deleted and replaced with Schedule 2.4(a)(xi) as attached to this Amendment.

(d)    Schedule 2.4(a)(x) to the Purchase Agreement (as referenced in the definition of “Overlapping Company Clients”) is hereby deleted and replaced with Schedule 2.4(a)(xii) as attached to this Amendment.

(e)    Schedule 2.4(a)(xi) to the Purchase Agreement (as referenced in the definition of “Non-Overlapping Company Prospects”) is hereby deleted and replaced with Schedule 2.4(a)(xiii) as attached to this Amendment.

7.    Reasonable Efforts; Further Assurances; Cooperation. The last sentence of Section 5.4(c) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

Such reporting obligation shall commence upon the execution and delivery of this Agreement and continue until the earlier to occur of (i) the date on which all applicable Client Contracts have been assigned to the Purchasers pursuant to the terms and conditions of this Agreement and (ii) January 31, 2018.

8.    Name Change. The first sentence of Section 5.11 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

Within ten (10) Business Days following the earlier to occur of (a) the date on which all applicable Client Contracts have been assigned to the Purchasers pursuant to the terms and conditions of this Agreement and (b) January 31, 2018, the Companies shall change their respective corporate names to remove any reference to the name “Cost & Compliance Associates” (or any similar variation or derivation thereof) or any other trade name used in the Business (including, without limitation “C&CA”).

9.    Conflicting Terms; Limitation of Amendment. In the event of any conflict or inconsistency between the terms of this Amendment (including any Schedule hereto) and the Purchase Agreement, the terms of this Amendment shall control. Except as otherwise set forth herein, all terms and provisions of the Purchase Agreement shall remain in full force and effect.

First Amendment to

Asset Purchase Agreement

10.    Governing Law. This Amendment will be governed by and construed and enforced in accordance with the internal laws of the State of Georgia without reference to its choice of law rules.

11.    Counterparts. This Amendment may be executed in two (2) or more counterparts, each of which will be deemed an original, and it will not be necessary in making proof of this Amendment or the terms of this Amendment to produce or account for more than one (1) of such counterparts. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

***

First Amendment to

Asset Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

PRGX USA, INC.

By:	/s/ RONALD E. STEWART
Name:	Ronald E. Stewart
Title:	President and Chief Executive Officer

PRGX UK LTD.

By:	/s/ RONALD E. STEWART
Name:	Ronald E. Stewart
Title:	Sole Director

COST & COMPLIANCE ASSOCIATES, LLC

By:	/s/ ROBERT F. DONOHUE
Name:	Robert F. Donohue
Title:	President

COST & COMPLIANCE ASSOCIATES LIMITED

By:	/s/ ROBERT F. DONOHUE
Name:	Robert F. Donohue
Title:	Sole Director

/s/ ROBERT F. DONOHUE
Robert F. Donohue